FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of December


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                  BG Group plc

             Change in responsibilities of Non-Executive Director's
                              external appointment

Baroness Hogg

As required by the UKLA Listing Rules*, BG Group announces that on 16 December 2005 it received notification from Baroness Hogg, a non-executive Director of the Company, that she will be stepping down from the position of Senior Independent Director and Chairman of the Remuneration Committee at GKN plc with effect from 31 December 2005. She will remain Deputy Chairman and non-executive Director until GKN's AGM on 12 May 2006.

Baroness Hogg was appointed as a non-executive Director of BG Group plc on 27 January 2005.

*Listing Rule 9.6.14

19 December 2005
Website www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 December 2005                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary